UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         DUFF & PHELPS CREDIT RATING CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26432F109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David K. Lakhdhir., Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Telephone: (212) 373-3000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

2

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 2 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FSA Acquisition Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,179
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,179

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,179

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

3

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 3 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fitch IBCA, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          BK, AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

4

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 4 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fimalac, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

5

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 5 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fimalac Communication S.A.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          France
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

6

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 6 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Minerais & Engrais S.A.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          France
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

7

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 7 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fimalac S.A.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          BK, AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          France
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

8

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 8 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fimalac et Cie.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          France
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

9

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 9 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fimalac Participations, S.A.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          France
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          CO

10

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 10 OF 15 PAGES
------------------------                                ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marc Ladreit de Lacharriere

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          France
                                7         SOLE VOTING POWER

           NUMBER OF                      4,495,279
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,495,279

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,495,279

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          96.8%

14        TYPE OF REPORTING PERSON

          IN

11

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 11 OF 15 PAGES
------------------------                                ------------------------

ITEM 1.  SECURITY AND ISSUER:

         This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, no par value (the "Shares"), of Duff & Phelps Credit Rating Co. ("Issuer"), 55 East Monroe Street, Chicago, IL 60603. Telephone: (312) 368-3100.

         The information set forth in "INTRODUCTION" of the Offer to Purchase dated March 15, 2000, as amended on March 24, 2000 by Amendment No. 1, on April 4, 2000 by Amendment No. 2 and on April 12, 2000 by Amendment No. 3, filed with the SEC on March 15, 2000, March 24, 2000, April 4, 2000 and April 12, 2000, respectively (the "Offer to Purchase"), is incorporated herein by reference as
Exhibit 2. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 2.  IDENTITY AND BACKGROUND:

         (a)-(c), (f): This statement is filed by (i) FSA Acquisition Corp., a Delaware corporation ("Purchaser"), (ii) Fitch IBCA, Inc., a Delaware corporation ("Fitch IBCA"), (iii) Fimalac, Inc., a Delaware corporation ("Fimalac-U.S."), (iv) Fimalac Communication S.A., a societe anonyme organized under the laws of the Republic of France ("Fimalac Communication"), (v) Minerais & Engrais, a societe anonyme organized under the laws of the Republic of France,
(vi) Fimalac S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), (vii) Fimalac et Cie., a societe anonyme organized under the laws of the Republic of France, (viii) Fimalac Participations, a societe anonyme organized under the laws of the Republic of France and (ix) Mr. Marc Ladreit de Lacharriere, a French citizen (all such persons in (i) through (ix) being hereinafter referred to as the "Reporting Persons").

         Purchaser's principal offices are located at 1 State Street Plaza, New York, NY 10004. Purchaser is newly formed by Parent in connection with the Offer and Merger. Purchaser does not have any significant assets or liabilities other than the Shares and has not engaged in any activities other than those incident to the Offer and Merger. Fitch IBCA controls Purchaser through the ownership of 100% of the voting stock of Purchaser.

         Fitch IBCA's principal offices are located at 1 State Street Plaza, New York, NY 10004. Fitch IBCA's principal business is credit rating activities. Fimalac-U.S. controls Fitch IBCA through the ownership of 100% of the voting stock of Fitch IBCA.

         Fimalac-U.S.'s principal offices are located at 1 State Street Plaza, New York, NY 10004. Fimalac-U.S. is a holding company organized principally to hold certain investments of Parent located in the United States. Fimalac Communication controls Fimalac-U.S. through the ownership of 100% of the voting stock of Fimalac-U.S.

         Fimalac Communication's principal offices are located at 97, rue de Lille, 75007 Paris, France. Fimalac Communication is principally a holding company that holds certain investments of Parent. Minerais & Engrais controls Fimalac Communication through the ownership of 99.9% of the voting stock of Fimalac Communication.

         Minerais & Engrais' principal offices are located at 97, rue de Lille, 75007 Paris, France. Minerais & Engrais is principally a holding company that holds certain investments of Parent. Parent controls Minerais & Engrais through the ownership of 99.94% of the voting stock of Minerais & Engrais.

         Parent's principal offices are located at 97, rue de Lille, 75007 Paris, France. Parent is a diversified French corporation engaged principally in activities aimed at providing products and services to the business sector. Its principal lines of business are: credit rating services through its Fitch IBCA subsidiaries, storage of chemical substances through LBC S.A., assembly and supply of franking machines and office equipment through its subsidiaries SECAP S.A. and ANFA S.A. and the distribution of professional hand tools and garage equipment through its FACOM group. Parent is a public company listed on the Paris Bourse. Fimalac et Cie. controls Parent through the ownership of 56.9% of the voting stock of Parent.

12

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 12 OF 15 PAGES
------------------------                                ------------------------

         Fimalac et Cie.'s principal offices are located at 97, rue de Lille, 75007 Paris, France. Fimalac et Cie. is principally a holding company that holds certain investments of Fimalac Participations. Fimalac Participations controls Fimalac et Cie. through the ownership of 68.4% of the voting stock of Fimalac et Cie.

         Fimalac Participations' principal offices are located at 97, rue de Lille, 75007 Paris, France. Fimalac Participation is principally a holding company that holds certain investments of Mr. Lacharriere.

         Mr. Lacharriere's business address is c/o Parent, 97, rue de Lille, 75007 Paris, France. Mr. Lacharriere's principal activities are as President of Parent.

         Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all persons controlling any of the foregoing and (iii) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship, of each person listed thereon.

         (d) - (e): During the five years prior to the date hereof, none of Purchaser, Fitch IBCA, Fimalac-U.S., Fimalac Communication, Minerais & Engrais, Parent, Fimalac et Cie., Fimalac Participation, nor, to the best of their knowledge, any executive officer or director of the foregoing (who are listed on Schedule I to the Offer to Purchase, which is incorporated by reference), nor Mr. Lacharriere, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The Reporting Persons estimate that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related fees and expenses will be approximately US$531.5 million. Purchaser and Parent have obtained the financing therefor partially from Parent's internal resources and also from borrowings under the facilities with Credit Agricole Indosuez and Credit Lyonnais described in "THE TENDER OFFER
- 9. Source and Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference. Attached as Exhibit 3 is the form of Credit Facilities Agreement relating to such facilities among the parties listed thereon, dated April 11, 2000, which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION:

         The securities of the Issuer which are the subject of this statement were acquired by the Reporting Persons for investment purposes, with a view to integrating in due course the business of the Issuer with that of Fitch IBCA.

         Except as set forth below, it is expected that, initially following the Offer, the business and operations of the Issuer will be continued substantially as they have been conducted. The Parent intends to conduct a detailed review of the Issuer and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, the Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, including steps to integrate the operations of the Issuer and the operations of Fitch IBCA. In parallel, Parent plans to give consideration to any potential avenues that may be open for further strengthening the Issuer's marketing and financial position, including through possible alliances, or partnership or joint venture arrangements with third parties.

         Without limiting the foregoing, as of the date of this statement, except as set forth below, none of the Reporting Persons has any plan or proposal that relates to or could result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

13

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 13 OF 15 PAGES
------------------------                                ------------------------

         (b) any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (except for the Merger);

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

         (j) any action similar to any of those enumerated above.

         On April 12, 2000, the size of the board of directors of the Issuer was increased to six directors, all directors except for Paul McCarthy and Philip Maffei resigned and four new directors were elected (Marc Ladreit de Lacharriere, Veronique Morali, Robin Monro-Davies and Stephen Joynt).

         The Reporting Persons do not intend to retain the Issuer's current dividend policy, although it has not yet been decided what the new policy, if any, will be.

         As a result of the Offer, the Shares no longer meet the requirements for continued listing on the New York Stock Exchange and the Shares will accordingly be delisted therefrom. The Reporting Persons intend to cause the Issuer to make an application for termination of registration of the Shares under Section 12(g)(4) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on April 12, 2000, (i) Purchaser owned directly 4,495,179 Shares and (ii) Fitch IBCA owned directly 100 Shares. Consequently, the Reporting Persons may be deemed to beneficially own in the aggregate 4,495,279 Shares, representing 96.8% of the outstanding Shares. To the best of the Reporting Persons' knowledge and belief, none of the persons listed on Schedule A hereto (except Marc Ladreit de Lacharriere, who is a Reporting Person) owns beneficially any Shares.

         (b) The responses to Items 7-10 of pages 2-10 of this statement are incorporated herein by reference.

         (c) On April 12, 2000, Purchaser purchased 4,495,179 Shares that were validly tendered and not withdrawn in the Offer, at a price per share of $100.00.

         (d) not applicable.

         (e) not applicable.

14

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 14 OF 15 PAGES
------------------------                                ------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons have entered into a Joint Reporting Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein, regarding the filing of this Schedule 13D and future amendments hereto.

         Except as described in this Schedule 13D or in the Offer to Purchase, none of the Reporting Persons or any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 Joint Acquisition Agreement, dated April 21, 2000, among the Reporting Persons.

         Exhibit 2 Offer to Purchase, dated March 15, 2000, as amended on March 24, 2000 by Amendment No. 1, on April 4, 2000 by Amendment No. 2 and on April 12, 2000 by Amendment No. 3, filed with the Securities and Exchange Commission on March 15, 2000, March 24, 2000 and April 4, 2000, respectively, and herein incorporated by reference.

         Exhibit 3 Form of Credit Facilities Agreement, dated April 11, 2000 among Fimalac S.A., Fitch IBCA, Inc., Fimalac, Inc., Fimalac Communication, FSA Acquisition Corp., Minerais & Engrais, Credit Agricole Indosuez and Credit Lyonnais.

         Exhibit 4   English translation of power of attorney for Fimalac S.A.

         Exhibit 5   English translation of power of attorney for Fimalac et
                     Cie.

15

                                  SCHEDULE 13D
------------------------                                ------------------------
CUSIP No. 26432F109                                     PAGE 15 OF 15 PAGES
------------------------                                ------------------------

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FSA ACQUISITION CORP.                   FIMALAC S.A.

By: /s/ Stephen Joynt                   By: /s/ Veronique Morali
    -----------------                       --------------------
    Name:  Stephen Joynt                    Name:  Veronique Morali
    Title: President                        Title: Attorney in Fact


FITCH IBCA, Inc.                        FIMALAC ET CIE.

By: /s/ Stephen Joynt                   By: /s/ Robert Gimenez
    -----------------                       ------------------
    Name:  Stephen Joynt                    Name:  Robert Gimenez
    Title: President                        Title: Attorney in Fact


FIMALAC, Inc.                           FIMALAC PARTICIPATIONS S.A.

By: /s/ Veronique Morali                By: /s/ Marc Ladreit de Lacharriere
    --------------------                    -------------------------------
    Name:  Veronique Morali                 Name:  Marc Ladreit de Lacharriere
    Title: President                        Title: Manager


FIMALAC COMMUNICATION S.A.

By: /s/ Veronique Morali                /s/ Marc Ladreit de Lacharriere
    --------------------                -------------------------------
    Name:  Veronique Morali             Marc Ladreit de Lacharriere
    Title: President


MINERAIS & ENGRAIS S.A.

By: /s/ Frederic Ourbak
    -------------------
    Name:  Frederic Ourbak
    Title: President

Dated: April 21, 2000

                                   Schedule A
                                   ----------

--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
        Name            Citizenship         Business Address            Position Held with Fimalac       Present Principal Business
                                                                      Participations, Fimalac et Cie.,            Activity
                                                                        Parent, Minerais & Engrais,
                                                                      Fimalac Communication, Fimalac-
                                                                      US, Fitch IBCA, and/or Purchaser
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Marc Ladreit de       France          c/o Fimalac S.A., 97, rue de   President and CEO of Parent.       President of Parent.
Lacharriere                           Lille, 75007 Paris, France
                                                                     Director of Parent.

                                                                     Manager of Fimalac Participations.

                                                                     Manager of Fimalac et Cie.

                                                                     Chairman and Director of
                                                                     Fimalac-US.

                                                                     Chairman and Director of
                                                                     Fitch IBCA.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Pierre Castres Saint- France          c/o Fimalac S.A., 97, rue de   Director of Parent.                President of REGEFI.
Martin                                Lille, 75007 Paris, France
                                                                     President of Oversight Committee of
                                                                     Fimalac et Cie.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Georges Charpak       France          CERN, CH 1211, Geneva 23,      Director of Parent.                Physicist. Member of the
                                      Switzerland                                                       French Academy of Sciences.
                                                                                                        Head of CERN in Geneva.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Alain Gomez           France          c/o Fimalac S.A., 97, rue de   Director of Parent.                 President of Facom S.A.
                                      Lille, 75007 Paris, France
                                                                     Member of Executive Committee of
                                                                     Parent.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Bernard Mirat         France          c/o Fimalac S.A., 97, rue de   Director of Parent.                None.
                                      Lille, 75007 Paris, France
                                                                     Director of Minerais & Engrais.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Robin Monro-Davies    UK              Fitch IBCA, Eldon House, 2     Director of Parent.                President and CEO of Fitch
                                      Eldon Street, EC2M 7LS,                                           IBCA.
                                      London, United Kingdom         Vice Chairman and CEO of Fitch
                                                                     IBCA.

                                                                     Director of Fitch IBCA.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Bernard Pierre        France          c/o Fimalac S.A., 97, rue de   Director of Parent.                Chairman and CEO of
                                      Lille, 75007 Paris, France                                        Engelhard-CLAL.
                                                                     Member of Executive Committee of
                                                                     Parent.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Gerard Mestrallet     France          Suez Lyonnaise des Eaux, 1     Director (as permanent representative President of Management
                                      rue d'Astorg, 75008 Paris,     of Auxilex) of Parent.             Board of Suez-Lyonnaise des
                                      France                                                            Eaux.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------

--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
        Name            Citizenship         Business Address            Position Held with Fimalac       Present Principal Business
                                                                      Participations, Fimalac et Cie.,            Activity
                                                                        Parent, Minerais & Engrais,
                                                                      Fimalac Communication, Fimalac-
                                                                      US, Fitch IBCA, and/or Purchaser
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Veronique Morali      France          c/o Fimalac S.A., 97, rue de   Director (as permanent             General Manager in charge of
                                      Lille, 75007 Paris, France     representative of Fimalac et       administration and finance
                                                                     Cie.) of Parent.                   of Parent.

                                                                     Member of Executive Committee of
                                                                     Parent.

                                                                     General Manager in charge of
                                                                     administration and finance
                                                                     of Parent.

                                                                     Director of Minerais & Engrais.

                                                                     President and CEO of Fimalac
                                                                     Communication.

                                                                     Director of Fimalac-US.

                                                                     President of Fimalac-US.

                                                                     Director of Fitch IBCA.

                                                                     Secretary of Fitch IBCA.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Pierre Blayau         France          Moulinex, 22, place des        Director (as permanent             President and CEO of
                                      Vosges, La Defense 5, 92979    representative of Fimalac          Moulinex.
                                      Paris La Defense Cedex         Participations) of Parent.
                                                                                                        Strategic Planning Director
                                                                                                        of Compagnie de Saint-Gobain
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Robert Gimenez        France          c/o Fimalac S.A., 97, rue de   Finance Manager of Parent.         Finance Manager of Parent.
                                      Lille, 75007 Paris, France
                                                                     Director (as permanent
                                                                     representative of Fimalac S.A.)
                                                                     of Minerais & Engrais.

                                                                     Director (as permanent
                                                                     representative of Fimalac S.A.)
                                                                     of Fimalac Communication.

                                                                     Director of Fimalac-US.

                                                                     Vice President of Fimalac-US.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Patrice Pailleret     France          c/o Fimalac S.A., 97, rue de   General Counsel of Parent.         General Counsel of Parent.
                                      Lille, 75007 Paris, France
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Daniel Gerbi          France          c/o Fimalac S.A., 97, rue de   Chief Treasury Officer of Parent.  Chief Treasury Officer of
                                      Lille, 75007 Paris, France                                        Parent.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Stephen Joynt         USA             c/o Fitch IBCA,Inc., One       President and Assistant Secretary  President and COO of Fitch
                                      State Street Plaza, New        of Purchaser.                      IBCA.
                                      York, NY 10004, USA
                                                                     President and COO of Fitch IBCA.

                                                                     Director of Fitch IBCA.

                                                                     Director of Purchaser.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------

--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
        Name            Citizenship         Business Address            Position Held with Fimalac       Present Principal Business
                                                                      Participations, Fimalac et Cie.,            Activity
                                                                        Parent, Minerais & Engrais,
                                                                      Fimalac Communication, Fimalac-
                                                                      US, Fitch IBCA, and/or Purchaser
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
David Kennedy         USA             c/o Fitch IBCA, Inc., One      Vice President and Treasurer of    Executive Vice President,
                                      State Street Plaza, New York,  Purchaser.                         CFO, Treasurer and Assistant
                                      NY 10004, USA                                                     Secretary of Fitch IBCA.
                                                                     Director of Purchaser.

                                                                     Executive Vice President, CFO,
                                                                     Treasurer and Assistant Secretary
                                                                     of Fitch IBCA.

                                                                     Treasurer and Secretary of
                                                                     Fimalac-US.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Charles Brown         USA             c/o Fitch IBCA, Inc., One      Secretary and Assistant Treasurer  Managing Director and
                                      State Street Plaza, New York,  of Purchaser.                      General Counsel of Fitch
                                      NY 10004, USA                                                     IBCA.
                                                                     Managing Director and General
                                                                     Counsel of Fitch IBCA.
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------
Claire Gorham         USA             c/o Fitch IBCA, Inc., One      Vice Chairman of Fitch IBCA.       Vice Chairman of Fitch IBCA.
Cohen                                 State Street Plaza, New York,
                                      NY 10004, USA
--------------------- --------------- ------------------------------ ---------------------------------- ----------------------------